SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      Report on Form 6-K dated May 20, 2003

                           Commission File No. 1-14838

                             ---------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                             ---------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

    Enclosure: A press release dated May 20, 2003, announcing the pricing of a(euro)1 billion equivalent privately placed notes.

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                          [Rhodia Logo]

                                                                   PRESS RELEASE
                                        (To be distributed in the United States)

                     RHODIA PLACES (euro) 1 BILLION OF NOTES

Paris, 20 May, 2003 - Rhodia today announced the pricing of a (euro)1 billion equivalent privately placed notes.

This issue comprises the following four tranches :

o (euro)200 million of senior notes at 8% due 2010,

o $200 million of senior notes at 7.625% due 2010,

o (euro)300 million of senior subordinated notes at 9.25% due 2011,

o $385 million of senior subordinated notes at 8.875% due 2011.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933.

Contacts

Press Relations
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Jean-Christophe Huertas                     Tel: +33 1 55 38 42 51
Lucia Dumas                                 Tel: +33 1 55 38 45 48

Investor Relations
------------------
Marie-Christine Aulagnon                    Tel: +33 1 55 38 43 01
Fabrizio Olivares                           Tel: +33 1 55 38 41 26

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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2003                         RHODIA

                                           By: /s/ PIERRE PROT
                                              ----------------------------
                                           Name:  Pierre PROT
                                           Title: Chief Financial Officer

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